INNOVATIVE FOOD HOLDINGS, INC.
1923 Trade Center Way
Naples, Florida 34109
(239) 596-0204

December 28, 2007

Via EDGAR

Mr. H. Christopher Owings
U.S.Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Mail Stop 3561
Washington, D.C. 20549

Re:      Innovative Food Holdings, Inc.
Registration Statement on Form SB-2
File No. 333-130573

Dear Mr. Owings:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Innovative Food Holdings, Inc. (“the Registrant”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-130573), together with all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement was initially filed with the Commission on December 21, 2005.  There was no circulation of preliminary prospectuses in connection with the proposed transaction, the Registration Statement was not declared effective by the Commission, and none of the Registrant’s securities were sold pursuant to the Registration Statement.

Following consultation with a member of the staff of the Commission, the Registrant has made a business decision not to proceed with the filing and that the withdrawal of the Registration Statement is consistent with the purpose of paragraph (a) of Rule 477 of the Securities Act.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible.

Sincerely,

INNOVATIVE FOOD HOLDINGS, INC.

/s/ Sam Klepfish
Sam Klepfish
Chief Executive Officer